October 4, 2010

Via EDGAR

Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Mid-America Apartment Communities, Inc.
Form 10-K
Filed February 25, 2010
File No. 001-12762

Dear Ms. Garnett:

We have reviewed your letter dated September 21, 2010, regarding the above referenced filing and have prepared the following responses to your comments.  The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2009:

Item 2. Properties, page 16

1.
Please tell us how you calculated the monthly rent amounts and average occupancy shown for each of your properties in the table. Confirm that you will provide similar clarification in your future filings.

Response:

The “Monthly Rent per Unit at December 31, 2009” disclosed in Item 2. Properties, page 16 of our Form 10-K for the year ended December 31, 2009 represents gross monthly rent amounts as of December 31, 2009 divided by the total number of units. Market rates prevalent as of December 31, 2009 are used to represent gross rent amounts for any vacant units.

The “Average Occupancy Percent at December 31, 2009” disclosed in Item 2. Properties, page 16 of our Form 10-K for the year ended December 31, 2009 was calculated by dividing the number of units occupied at each property as of December 31, 2009 by the total number of units at each property as of December 31, 2009.

We will provide similar explanations as a footnote to Item 2. Properties in our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008, page 31

2.
We note that your discussion of revenues refers to a decrease in average effective rent per unit in 2009 over 2008. Please tell us how you calculate “average effective rent per unit” and confirm that you will provide similar disclosure in your future filings.

Response:

“Average effective rent per unit” as disclosed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008, page 31 of our Form 10-K for the year ended December 31, 2009 represents gross rent amounts after the consideration of the effect of leasing concessions divided by the total number of units.  Prevalent market rates for the period are used to represent gross rent amounts for any vacant units.

To the extent average effective rent per unit is included in future filings, we will provide a similar explanation for the calculation of the measure in the filing.

Definitive Proxy Statement filed April 12, 2010

Compensation Discussion & Analysis

Annual Bonus/Short-Term Incentive, page 25

3.
We note that your statement: “The individual goals include completing annual strategy objectives and maintaining ethical leadership.” Please explain what the “annual strategy objectives” are and how the compensation committee determined that each of the named executive officers had reached 100% of their individual goals.

Response:

The Board of Directors annually reviews and approves an overall business strategy for the company. In connection with the annual bonus plan, the Compensation Committee approves annual individual goals for each executive officer that support the overall business strategy approved for the company and which correlate to each executive officers role within the company. These individual goals include a combination of quantitative goals as well as qualitative goals. The Compensation Committee reviews our financial results in order to determine the performance level achieved in connection with the executive’s attainment of quantitative goals.  Next, the Compensation Committee reviews the executive’s efforts and results in achieving the individual goals as assigned and the role each executive’s efforts played in supporting the overall business strategy of the company.

As discussed in response to comment 4 below, in the future, we will expand the disclosure regarding the percentage of overall bonus opportunity attributable to the achievement of qualitative criteria and will include a statement discussing the Compensation Committee’s exercise of its subjective judgment in determining the percentage achieved.

4.
With respect to Mr. Grimes and Mr. Taylor, please clarify the relationship between the bonus performance target levels based on the “FFO per share growth target” as compared to the performance target levels based on “same store GOI growth target” and the impact of these target levels on overall bonus opportunity. The bonus opportunity table on page 26 does not appear to contemplate more than one metric. Provide this disclosure in future filings and tell us how you plan to comply.

Response:

To further clarify an investor’s understanding of our annual bonus plan, we propose to revise the description of our annual bonus plan to replace the tables and the paragraph following the tables on page 26 with a format similar to the below:

For 2009, total annual bonus plan opportunities will be based on 2009 base salaries as follows:

Percentage of
2009 Base Salary
Opportunity
H. Eric Bolton, Jr.	200%
Albert M. Campbell, III	100%
Thomas L. Grimes, Jr.	100%
James Andrew Taylor	100%
Simon R.C. Wadsworth	200%

The amount of the opportunity earned will be weighted among the individual criteria as outlined below:

	FFO per Share	Same Store	Individual
	Growth	GOI Growth	Goals	Total
H. Eric Bolton, Jr.	80%	0%	20%	100%
Albert M. Campbell, III	75%	0%	25%	100%
Thomas L. Grimes, Jr.	25%	50%	25%	100%
James Andrew Taylor	25%	50%	25%	100%
Simon R.C. Wadsworth	80%	0%	20%	100%

The percentage of the FFO per Share Growth and Same Store GOI Growth criterias earned was based on the following performance levels:

Percent of
Criteria Opportunity
Earned
Minimum Threshold	0%
Threshold I	13%
Threshold II	25%
Threshold III	38%
Target	50%
Target I	63%
Target II	75%
Target III	88%
High	100%

The performance levels achieved for 2009 were based upon the following:

Target Levels
	FFO per Share	Same Store
	Growth	GOI Growth
Minimum Threshold	< -2.00%	< -2.00%
Threshold I	-1.99% to -1.50%	-1.99% to -1.50%
Threshold II	-1.49% to -1.00%	-1.49% to -1.00%
Threshold III	-0.99% to -0.50%	-0.99% to -0.50%
Target	-0.49% to 0.00%	-0.49% to 0.00%
Target I	0.01% to 0.50%	0.01% to 0.50%
Target II	0.51% to 1.00%	0.51% to 1.00%
Target III	1.01% to 1.50%	1.01% to 1.50%
High	> 1.51%	> 1.51%

On March 23, 2010, the Compensation Committee evaluated the performance of both aspects of the plan. FFO per share growth for 2009 was 1.6%, which resulted in the High payout level of the FFO portion of the plan. Same store GOI growth for 2009 was a decrease of 2.4% resulting in no payout for this portion of the plan. The Compensation Committee exercised their subjective discretion to determine that Messrs. Bolton, Campbell, Grimes, Taylor and Wadsworth had achieved 100% of their individual goals, which are qualitative in nature. Under the plan, the Compensation Committee has the right to apply up to a positive or negative 25% discretionary modifier to the bonus earned. As our same store revenues and net operating income both ranked second best among all 12 apartment REITs for 2009, the Compensation Committee decided to apply a positive 25% discretionary modifier to Messrs. Grimes’ and Taylor’s bonuses. Following these determinations, the Compensation Committee, in compliance with the 2009 annual bonus plan, awarded the following cash bonuses:

2009 Annual Bonus Paid in 2010
H. Eric Bolton, Jr.	$815,506
Albert M. Campbell, III	$159,640
Thomas L. Grimes, Jr.	$106,526
James Andrew Taylor	$93,750
Simon R.C. Wadsworth	$531,814

Election of Directors, page 43

5.
Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director. Provide this disclosure on a director-by-director basis. Include the disclosure in your future filings and tell us how you plan to comply.

Response:

As we have discussed with Ms. Folake K. Ayoola of the Commission’s staff, beginning on page 43 of our proxy statement filed with the Commission on April 12, 2010, we disclosed the specific experience, qualifications, attributes or skills that led to our Nominating and Corporate Governance Committee as well as our Board of Directors to conclude that each nominee should serve as a director.

In future filings, we will include additional disclosure with respect to each individual director nominee’s particular experience, qualifications, attributes or skills that led our Nominating and Corporate Governance Committee as well as our Board of Directors to conclude that the individual nominated should serve as a director.  Set forth below is an example of the more detailed discussion we would propose to include in the 2011 proxy statement (to the extent applicable):

H. Eric Bolton, Jr.

Mr. Bolton, age 54, has served as a director since February 1997. Mr. Bolton is our Chairman of the Board of Directors and Chief Executive Officer. Mr. Bolton joined us in 1994 as Vice President of Development and was named Chief Operating Officer in February 1996 and promoted to President in December 1996. Mr. Bolton assumed the position of Chief Executive Officer following the planned retirement of George E. Cates in October 2001 and became Chairman of the Board of Directors in September 2002. Mr. Bolton was with Trammell Crow Company for more than five years, and prior to joining us was Executive Vice President and Chief Financial Officer of Trammell Crow Realty Advisors.

Committees:  None

Key Attributes, Experiences and Skills:  Mr. Bolton brings to the Board ethical, decisive and effective leadership, extensive business and operating experience, and a tremendous knowledge of our company and the multi-family real estate industry.  In addition, Mr. Bolton offers his broad strategic vision for our company.  Mr. Bolton's service as our Chairman and Chief Executive Officer creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business.

The other public company and registered investment company boards that Mr. Bolton has served on during the past five years are as follows:

Years Served on Board
Joined	Retired
2008	March 2010	Interstate Hotels and Resorts, Inc.

Alan B. Graf, Jr.

Mr. Graf, age 57, has served as a director since June 2002. Mr. Graf is the Executive Vice President and Chief Financial Officer of FedEx Corporation, a position he has held since 1998 and is a member of FedEx Corporation’s Executive Committee. Prior to that time, Mr. Graf was Executive Vice President and Chief Financial Officer for FedEx Express, FedEx’s predecessor, from 1991 to 1998. Mr. Graf joined FedEx in 1980. Mr. Graf also serves on the board of Methodist LeBonheur Healthcare.

Committees:  Audit (Chairman)

Key Attributes, Experiences and Skills:  As a result of Mr. Graf’s 30-year career at FedEx Corporation, Mr. Graf offers valuable business leadership, management experience and offers insight and guidance on strategic direction and growth opportunities. Mr. Graf also provides financial expertise to the Board, including an understanding of financial statements, corporate finance, accounting and capital markets, as a result of his financial background and his service on the audit committee of NIKE, Inc.

The other public company and registered investment company boards that Mr. Graf has served on during the past five years are as follows:

Years Served on Board
Joined	Retired
2002	Present	NIKE, Inc.

John S. Grinalds

Major General John S. Grinalds USMC (Retired), age 73, has served as a director since November 1997. Mr. Grinalds served as the president of The Citadel from 1997 until August 2005. Prior to assuming the presidency of The Citadel, Mr. Grinalds was the headmaster of Woodberry Forest School. From 1959 to 1991, Mr. Grinalds rose to the rank of Major General in the United States Marine Corps. Mr. Grinalds is also a director of Immunoscience, Inc.

Committees:  Audit

Key Attributes, Experiences and Skills:  Major General Grinalds provides principled leadership, which was the cornerstone of both his distinguished military career and his presidency at The Citadel where he was lauded for integrating leadership and ethics into all aspects of campus life. Mr. Grinalds’ military service enables him to offer keen insight into strategic planning and organizational development.

The other public company and registered investment company boards that Mr. Grinalds has served on during the past five years are as follows:

Years Served on Board
Joined	Retired
2005	2009	Carolina First Bank (The South Financial Group)

Ralph Horn

Mr. Horn, age 70, has served as a director since April 1998. Mr. Horn was elected President, Chief Operating Officer, and a director of First Tennessee National Corporation, or FTNC, now First Horizon National Corporation, in July 1991 and Chief Executive Officer in April 1994. Mr. Horn was elected Chairman of the Board of Directors of FTNC in January 1996. Mr. Horn served as Chief Executive Officer and President of FTNC until July 2002, and as Chairman of the Board of Directors through December 2003.

Committees:  Nominating and Corporate Governance (Chairman), Compensation

Key Attributes, Experiences and Skills:  Mr. Horn offers valuable business, leadership and management, and strategic planning experience which he gained during his tenure as Chief Executive Officer and Chairman of First Horizon National Corporation.  In addition, Mr. Horn provides valuable insight from his experience serving as a director of a number of other large public companies, which has provided him with extensive corporate governance experience.

The other public company and registered investment company boards that Mr. Horn has served on during the past five years are as follows:

Years Served on Board
Joined	Retired
1995	2008	Harrah’s Entertainment, Inc.
2001	Present	Gaylord Entertainment Corporation – Lead Director

Philip W. Norwood

Mr. Norwood, age 63, has served as a director since August 2007. Mr. Norwood has served as the President and Chief Executive Officer of Faison Enterprises, Inc., a real estate development and investment company, since 1994. Prior to joining Faison Enterprises, Inc., Mr. Norwood held several positions for Trammell Crow Company. Mr. Norwood is a member of several real estate associations.

Committees:  Compensation (Chairman), Nominating and Corporate Governance

Key Attributes, Experiences and Skills:  Mr. Norwood offers extensive and in-depth real estate knowledge and experience as a result of his 30 year career in the real estate industry and extensive participation in some of the most prominent real estate associations.  This knowledge and experience allows him to offer astute insight into operational and strategic matters as well as potential acquisitions and divestitures.  In addition, Mr. Norwood’s industry specific operational experience makes him uniquely qualified to serve as the Chairman of our Compensation Committee as he has a keen understanding of executive compensation, its impact on recruitment and retention and the alignment of management and shareholder interests.

W. Reid Sanders

Mr. Sanders, age 61, has served as a director since March 2010. Mr. Sanders is the Co-Founder and former Executive Vice President of Southeastern Asset Management, and the former President of Longleaf Partners Funds. Prior to co-founding Southeastern Asset Management in 1975, Mr. Sanders served as an investment officer and worked in credit analysis and commercial lending in the banking industry from 1971 to 1975. Mr. Sanders currently serves on the Board of Directors for Independent Bank, serves on the Investment Committee at Cypress Realty, a limited partnership involved in commercial real estate, and is on the Advisory Board of SSM Venture Partners.

Committees:  Audit

Key Attributes, Experiences and Skills:  Mr. Sanders offers financial expertise and valuable insight into the capital markets stemming from his 39 year career in the financial industry.  Mr. Sanders understanding of financial statements, corporate finance, and accounting makes him a valued member of the Audit Committee.  In addition, Mr. Sanders’ service on the Investment Committee of a commercial real estate limited partnership allows him to provide valuable insights regarding the evaluation of potential acquisitions and divestitures.

The other public company and registered investment company boards that Mr. Sanders has served on during the past five years are as follows:

Years Served on Board
Joined	Retired
2009	Present	Two Harbors Investment Corp.
2004	2007	Two Rivers Caital Management
2001	2006	Harbor Global Company, Ltd

William B. Sansom

Mr. Sansom, age 69, has served as a director since November 2006. Mr. Sansom is the Chairman of the Board of Directors, Chief Executive Officer and President of the H.T. Hackney Co. From 1979 to 1981, Mr. Sansom served as the Tennessee Commissioner of Transportation, and from 1981 to 1983 as the Tennessee Commissioner of Finance and Administration. Mr. Sansom has served as the Chairman of the Board of Directors of the Tennessee Valley Authority.

Committees:  Compensation, Nominating and Corporate Governance

Key Attributes, Experiences and Skills:  Mr. Sansom’s service as the Chief Executive Officer of the H.T. Hackney Co. provides valuable business leadership and management experience, including expertise leading a large organization with expansive operations depending on localized and empowered management, giving him a keen understanding of issues facing our operations. In addition, Mr. Sansom’s experience on the board of directors of the Tennessee Valley Authority, First Horizon National Corporation and Astec Industries has given him a strong understanding of risk management and corporate governance.

The other public company and registered investment company boards that Mr. Sansom has served on during the past five years are as follows:

Years Served on Board
Joined	Retired
1995	2006	Martin Marietta Materials
2006	Present	Tennessee Valley Authority
1985	Present	First Horizon National Corporation
2001	Present	Astec Industries

Simon R.C. Wadsworth

Mr. Wadsworth, age 64, has served as a director since March 1994. Mr. Wadsworth served as Executive Vice President and Chief Financial Officer since joining Mid-America in March 1994 through his planned retirement as such on January 1, 2010. Mr. Wadsworth owned a distribution company from 1982 until its successful sale in 1993 and prior to that served as Director of Mergers and Acquisitions for Holiday Inns, Inc.

Committees:  None

Key Attributes, Experiences and Skills:  As our former Chief Financial Officer, Mr. Wadsworth offers the Board a deep and comprehensive knowledge of, and experience with, our company and the multi-family real estate industry. Through his experience of financing the growth of our company during his tenure, Mr. Wadsworth lends valuable in depth knowledge of apartment and apartment REIT debt and equity financing, analysis of cost of capital and investment strategies as well as strategies for growing shareholder value. In addition, Mr. Wadsworth provides other financial expertise, including an understanding of financial statements and accounting.

Mid-America Apartment Communities, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the comments and requests for additional information that you have raised.  Should you have any questions concerning our responses to your questions and comments, please feel free to contact Leslie Wolfgang, Senior Vice President, Director of External Reporting and Corporate Secretary, at (901) 248-4126 or leslie.wolfgang@maac.net, or myself at (901) 248-4169 or al.campbell@maac.net.

Cordially,

/s/Albert M. Campbell, III
Albert M. Campbell, III
Executive Vice President and Chief Financial Officer